SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2003

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(Translation of Registrant’s Name Into English)

No. 1, R&D Road 1

Science-Based Industrial Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐  No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHIPMOS TECHNOLOGIES (BERMUDA) LTD. (Registrant)

By	/S/ S. J. CHENG
Name:	S. J. Cheng
Title:	Deputy Chairman & Chief Executive Officer

Date: August 11, 2003

EXHIBITS

Exhibit Number

1.1	Press Release

Exhibit 1.1

For Immediate Release

Contact:

ChipMOS TECHNOLOGIES (Bermuda) LTD.

Investor Relations/Media Relations

Dr. S.K. Chen

886-6-507-7712

s.k._chen@chipmos.com.tw

ChipMOS Taiwan Signs Assembly and Testing Agreements with Renesas

Hsinchu, Taiwan, Aug 11, 2003 – ChipMOS TECHNOLOGIES (Bermuda) LTD. (Nasdaq: IMOS) (“ChipMOS Bermuda”) today announced that its 70% owned subsidiary, ChipMOS TECHNOLOGIES INC. (“ChipMOS”), signed agreements in March with Mitsubishi Electric Corporation to provide wafer test service and IC assembly and test service. The agreements was consented to Renesas Technology Corporation (“Renesas”).

Renesas’ wafer test service order specified Mobile Memory. The wafers will be tested on ChipMOS’ T5371 Advantest testing equipment and will be used on handheld electronics as end applications. On the other hand, the IC assembly and test agreement specified Low Power Memory. These ICs will be packaged by ChipMOS’ TSOP package solution. The end use of these ICs is mainly for graphic applications.

S.J. Cheng, deputy chairman and chief executive officer of ChipMOS Bermuda, said, “ Renesas is a recognized world leader of integrated device manufacturer. It is our pleasure to have a partner like them. ChipMOS is committed to providing advanced technology and prompt service to help Renesas accomplish its future success.”

Mr. Cheng continued, “ Renesas has been very prudent in partner selection. They took over half a year to complete the qualification of ChipMOS. The signing of the agreements signified the well recognition of ChipMOS’ technology and capability by Renesas and that is the basis of long-term partnership for both parties.”

ChipMOS has kept efforts on developing Japanese market in recent years. It currently has customers of world-class Japanese companies like OKI, AKM, Toshiba, Sharp, TI Japan and Elpida. Obtaining new customers like Renesas will further expand our reach in Japan and will further realize our goal of globalization.

About Renesas Technology Corporation

Renesas was established on April 1, 2003 out of merger of the semiconductor divisions of Hitachi, Ltd and Mitsubishi Electric Corp. Renesas is a recognized world leader in the development, design, manufacture, sales and servicing of system LSIs, including microcomputers, logic and analog devices, discrete devices and memory products, including flash memory and SRAM.

For information about Renesas Technology Corp., visit http:// www. renesas.com

About ChipMOS TECHNOLOGIES (Bermuda) LTD.

ChipMOS/Bermuda is a leading provider of semiconductor testing and assembly services to customers in Taiwan, Japan and the U.S. With advanced facilities in the Hsinchu and Tainan Science-Based Industrial Parks in Taiwan, ChipMOS/Bermuda and its subsidiaries provide testing and assembly services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries. For more information, please visit its company website at http://www.chipmos.com.tw